EXHIBIT 99.2

MANAGEMENT DISCUSSION & ANALYSIS

2009

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Table of Contents

FORWARD-LOOKING STATEMENTS	1
REOLYSIN® DEVELOPMENT UPDATE FOR 2009	1
Clinical Trial Program	2
Clinical Trial – Special Protocol Assessment	2
Clinical Trial – 2009 Results	3
U.K. Phase I/II Combination REOLYSIN® and Paclitaxel/Carboplatin Clinical Trial	3
U.S. Phase II Sarcoma Clinical Trial	3
U.K. Phase I/II Combination REOLYSIN® and Gemcitabine Clinical Trial	4
U.K. Phase II Combination REOLYSIN® and Radiation Clinical Trial	4
U.K. Phase I/II Combination REOLYSIN® and Docetaxel Clinical Trial	4
Clinical Trials – Commencement of Patient Enrollment	5
U.S. Phase II Combination REOLYSIN® Paclitaxel and Carboplatin Clinical Trial for Non-Small Cell Lung Cancer	5
U.K. Transitional Clinical Trial for Metastatic Colorectal Cancer	5
Clinical Trials – Clinical Collaboration	5
Pre-Clinical and Collaborative Program	6
Publications	6
Presentations	7
Manufacturing and Process Development	7
Intellectual Property	8
Financing Activity	8
Acquisition of Inactive Private Company	8
Public Offerings	8
Warrants	8
Financial Impact	8
Cash Resources	9
REOLYSIN® DEVELOPMENT FOR 2010	9
CRITICAL ACCOUNTING POLICIES AND ESTIMATES	9
SELECTED ANNUAL INFORMATION	12
RESULTS OF OPERATIONS	13

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SUMMARY OF QUARTERLY RESULTS	17
FOURTH QUARTER	17
LIQUIDITY AND CAPITAL RESOURCES	20
OFF-BALANCE SHEET ARRANGEMENTS	22
TRANSACTIONS WITH RELATED PARTIES	22
FINANCIAL INSTRUMENTS AND OTHER INSTRUMENTS	23
RISK FACTORS AFFECTING FUTURE PERFORMANCE	24
OTHER MD&A REQUIREMENTS	28
Disclosure Controls and Procedures	28

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March 8, 2010

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS

The following information should be read in conjunction with our 2009 audited consolidated financial statements and notes thereto, which were prepared in accordance with Canadian generally accepted accounting principles (“GAAP”).

FORWARD-LOOKING STATEMENTS

The following discussion contains forward-looking statements, within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended and under applicable Canadian provincial securities legislation. Forward-looking statements, including our belief as to the potential of REOLYSIN®, a therapeutic reovirus, as a cancer therapeutic and our expectations as to the success of our research and development and manufacturing programs in 2010 and beyond, future financial position, business strategy and plans for future operations, and statements that are not historical facts, involve known and unknown risks and uncertainties, which could cause our actual results to differ materially from those in the forward-looking statements.

Such risks and uncertainties include, among others, the need for and availability of funds and resources to pursue research and development projects, the efficacy of REOLYSIN® as a cancer treatment, the success and timely completion of clinical studies and trials, our ability to successfully commercialize REOLYSIN®, uncertainties related to the research, development and manufacturing of REOLYSIN®, uncertainties related to competition, changes in technology, the regulatory process and general changes to the economic environment.

With respect to the forward-looking statements made within this MD&A, we have made numerous assumptions regarding among other things: our ability to obtain financing to fund our development program, our ability to receive regulatory approval to commence enrollment in our clinical trial program, the final results of our co-therapy clinical trials, our ability to maintain our supply of REOLYSIN® and future expense levels being within our current expectations.

Investors should consult our quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties relating to the forward-looking statements. Forward-looking statements are based on assumptions, projections, estimates and expectations of management at the time such forward-looking statements are made, and such assumptions, projections, estimates and/or expectations could change or prove to be incorrect or inaccurate. Investors are cautioned against placing undue reliance on forward-looking statements. We do not undertake to update these forward-looking statements except as required by applicable law.

REOLYSIN(r) DEVELOPMENT UPDATE FOR 2009

Oncolytics Biotech Inc. is a Development Stage Company

Since our inception in April of 1998, Oncolytics Biotech® Inc. has been a development stage company and we have focused our research and development efforts on the development of REOLYSIN®, our potential cancer therapeutic. We have not been profitable since our inception and expect to continue to incur substantial losses as we continue research and development efforts. We do not expect to generate significant revenues until, if and when, our cancer product becomes commercially viable.

We have been developing our product REOLYSIN® as a possible cancer therapy since our inception in 1998. Our goal each year is to advance REOLYSIN® through the various steps and stages of development required for potential pharmaceutical products. In order to achieve this goal, we believe that we have to actively manage the development of our clinical trial program, our pre-clinical and collaborative programs, our manufacturing process and REOLYSIN® supply, and our intellectual property.

Clinical Trial Program

We began 2009 with 12 clinical trials, either underway or approved to commence, two of which were sponsored by the U.S. National Cancer Institute (“NCI”). We had also announced, at the end of 2008, that we would be pursuing a Phase II/III, randomized trial using the combination of REOLYSIN® with paclitaxel and carboplatin in patients with head and neck cancers.

During 2009, our clinical program expanded to include a U.K. transitional clinical trial for patients with metastatic colorectal cancer sponsored by the University of Leeds (“Leeds”), and a broad U.S. clinical collaboration involving up to five phase II studies sponsored by the Cancer Therapy & Research Center at The University of Texas Health Center in San Antonio (“CTRC”). Enrollment commenced in three clinical trials during the year and we completed enrollment in two of our U.K. co-therapy clinical trials and our mono-therapy sarcoma clinical trial in the U.S. We continued to announce positive clinical results throughout 2009 and reached an agreement with the U.S. Food and Drug Administration (“FDA”) under the Special Protocol Assessment (“SPA”) process for the design of our first Phase III examining REOLYSIN® in combination with paclitaxel and carboplatin in patients with platinum-refractory head and neck cancers.

We exited 2009 with eight clinical trials, either underway or approved to commence, of which four are sponsored by us including our Phase III head and neck clinical trial. The remainder of our clinical trials are being sponsored by the NCI, CTRC or Leeds.

Clinical Trial – Special Protocol Assessment

In October 2009, we reached an agreement with the FDA under the SPA process for the design of a Phase III trial examining REOLYSIN® in combination with paclitaxel and carboplatin in patients with platinum-refractory head and neck cancers. The SPA is an agreement between us and the FDA that the design and planned analyses of the Phase III study is adequate to provide the necessary data, that depending upon outcome, could support a license application submission for REOLYSIN®.

As specified in the SPA, the randomized, two-arm, double-blind, multicentre, two-stage, adaptive Phase III trial will assess the intravenous administration of REOLYSIN® with the chemotherapy combination of paclitaxel and carboplatin versus the chemotherapy alone in patients with metastatic or recurrent squamous cell carcinoma of the head and neck, or squamous cell cancer of the nasopharynx, who have progressed on or after prior platinum-based chemotherapy. All patients will receive treatment every three weeks (21-day cycles) with paclitaxel and carboplatin and will also receive, on a blinded basis, either intravenous placebo or intravenous REOLYSIN®. All dosing takes place in the first five days of each cycle with all patients receiving standard intravenous doses of paclitaxel and carboplatin on day one only, and on days one through five, either intravenous placebo or intravenous REOLYSIN® at a dose of 3x1010 TCID50. Patients may continue to receive the trial combination therapy for up to eight, 21-day cycles and, thereafter, blinded placebo or blinded REOLYSIN® until the patient has progressive disease or meets other criteria for removal from the trial.

The primary endpoint for the trial is overall survival (“OS”); secondary endpoints include progression free survival (“PFS”), objective response rate (complete response (“CR”) + partial response (“PR”)) and duration of response, and safety and tolerability of REOLYSIN® when administered in combination with paclitaxel and carboplatin. The first stage of the trial is non-adaptive, and is designed to enroll 80 patients. The second stage is adaptive, and is designed to enroll between 100 and 400 patients with the most probable statistical enrolment being 195 patients in this stage. This adaptive trial design allows frequent data evaluation to determine if the probability of reaching a statistically significant endpoint has been achieved.

Clinical Trial – 2009 Results

U.K. Phase I/II Combination REOLYSIN® and Paclitaxel/Carboplatin Clinical Trial

In November 2009, updated clinical results were presented in a poster entitled “Phase I/II Trial of Oncolytic Reovirus (REOLYSIN) in Combination with Carboplatin/Paclitaxel in Patients with Advanced Solid Cancers with Emphasis on Squamous Cell Carcinoma of the Head and Neck (SCCHN)”. This poster was presented at the 2009 AACR-NCI-EORTC Molecular Targets and Cancer Therapeutics conference held in Boston, Massachusetts.

Our investigators reported that REOLYSIN® was well tolerated when administered intravenously in combination with paclitaxel and carboplatin. Of the 19 evaluable patients with head and neck cancer, mostly SCCHN refractory to prior platinum-based chemotherapy for recurrent/metastatic disease, eight experienced PR and six had stable disease (“SD”). As a result, the total clinical benefit rate (CR + PR + SD) observed in head and neck cancer patients was 74% and the response rate (PR + CR) was 42%. Typically, in patients previously treated with platinum agents, the response rate is generally in the 3-10% range. As well, there were four patients with malignant melanoma on the trial, one experienced a partial response and one had stable disease.

This Phase I/II trial had two components. The first was a Phase I, open-label, dose-escalating, non-randomized study of REOLYSIN® given intravenously in combination with paclitaxel and carboplatin every three weeks. In this portion of the trial, standard dosages of paclitaxel and carboplatin are delivered to patients with escalating intravenous dosages of REOLYSIN®. Eligible patients include those who have been diagnosed with advanced or metastatic solid tumours such as head and neck, melanoma, lung and ovarian that are refractory (have not responded) to standard therapy or for which no curative standard therapy exists. The second component of the trial was a Phase II, 14-patient, single arm, open-label, dose-targeted, non-randomized trial of REOLYSIN® given intravenously in combination with a standard dosage of paclitaxel and carboplatin. Eligible patients include those with advanced or metastatic head and neck cancers that are refractory to standard therapy or for which no curative standard therapy exists.

U.S. Phase II Sarcoma Clinical Trial

During the first half of 2009, we completed full enrollment of 52 patients in our U.S. Phase II sarcoma clinical trial and announced positive interim results at the American Society of Clinical Oncology (“ASCO”) annual meeting held in Orlando, Florida. During ASCO a presentation entitled “A Phase II Study of Intravenous REOLYSIN (Wild-type Reovirus) in the Treatment of Patients with Bone and Soft Tissue Sarcomas Metastatic to the Lung” was delivered by Dr. Monica Mita, the study principal investigator at the Institute of Drug Development (“IDD”), at CTRC.

The interim results demonstrated that the treatment was well tolerated, with 15 of 36, or 42%, of evaluable patients experiencing SD for more than 16 weeks, including five patients who have had SD for more than 24 weeks. One patient had SD for more than 80 weeks.

These results were updated at the 15th Annual Connective Tissue Oncology Society Meeting held in Florida in November 2009. A poster was presented entitled "A Phase II Study of Intravenous REOLYSIN (Wild-type Reovirus) in the Treatment of Patients with Bone and Soft Tissue Sarcomas Metastatic to the Lung,” was delivered by Dr. Kamalesh Sankhala, part of principal investigator Dr. Monica Mita's team at the IDD.

The investigators reported that the treatment has been well tolerated, and that 19 of 44 evaluable patients experienced stable disease ranging from two to 20 months, resulting in a total clinical benefit rate of 43%. The response objective for the study was three or more patients having prolonged stabilization of disease (>6 months) or better, for the agent to be considered. The trial exceeded its established objective with six patients experiencing stable disease for more than six months. Two patients have experienced stable disease for more than 19 months. One has synovial cell sarcoma that relapsed following surgery, while the other has Ewing’s Sarcoma and had previously progressed following multiple treatments.

U.K. Phase I/II Combination REOLYSIN® and Gemcitabine Clinical Trial

During the first part of 2009, we completed patient enrolment in our U.K. clinical trial to evaluate the anti-tumour effects of intravenous administration of REOLYSIN® in combination with gemcitabine (Gemzar®) in patients with advanced cancers including breast, and head and neck. A total of 15 patients were enrolled in the trial of which ten patients were evaluable for response. Two of these ten patients (breast and nasopharyngeal) experienced a PR and five of these ten patients experienced SD for 4-8 cycles. The total disease control rate (CR+ PR + SD) was 70% for these evaluable patients.

This trial was an open-label, dose-escalating, non-randomized study of REOLYSIN® given intravenously with gemcitabine every three weeks. Gemcitabine (1000 mg/m2) was administered to patients in combination with escalating dosages of REOLYSIN® intravenously. Eligible patients included those who had been diagnosed with advanced or metastatic solid tumours including pancreatic, lung and ovarian cancers that are refractory (have not responded) to standard therapy or for which no curative standard therapy exists.

The primary objective of the trial was to determine the Maximum Tolerated Dose (“MTD”), Dose-Limiting Toxicity (“DLT”), recommended dose and dosing schedule and safety profile of REOLYSIN® when administered in combination with gemcitabine. Secondary objectives included the evaluation of immune response to the drug combination, the body’s response to the drug combination compared to chemotherapy alone and any evidence of anti-tumour activity.

U.K. Phase II Combination REOLYSIN® and Radiation Clinical Trial

During 2009, we announced positive results in our U.K. Phase II clinical trial to evaluate the objective tumour response rate of REOLYSIN® in combination with low-dose radiation in patients with advanced cancers. A total of 16 heavily pretreated patients with advanced cancer (5 – melanoma, 4 – colorectal, 1 of each gastric, pancreas, ovarian, lung, cholangiocarcinoma, sinus and thyroid) were enrolled in this trial. Most patients had received prior chemotherapy and/or radiation. Of 14 patients evaluable for response, 13 patients had stable disease or better in the treated target lesions. Of these, partial responses were observed in four patients (lung, melanoma (2) and gastric) and minor responses were observed in two patients (thyroid, ovarian), for a total disease control rate of 93% in the treated lesions. The combination was well tolerated, with only mild (Grade 1 or 2) toxicities noted.

This trial was an open-label, single-arm, multi-centre Phase II study of REOLYSIN® delivered via intratumoural injection to patients during treatment with low-dose fractionated radiotherapy. 20 Gy of radiation was given in five consecutive daily 4 Gy fractions combined with two intratumoural injections of REOLYSIN® (1x1010 TCID50) on days two and four. The primary endpoint was objective tumour response rate in treated lesions. Secondary endpoints were to evaluate viral replication, immune response, and safety. Eligible patients included those diagnosed with advanced or metastatic cancers that are refractory (“have not responded”) to standard therapy or for which no curative standard therapy exists.

U.K. Phase I/II Combination REOLYSIN® and Docetaxel Clinical Trial

During the early part of 2009, updated clinical results from our U.K. co-therapy trial with docetaxel were presented by Professor Hardev Pandha of the Royal Surrey County Hospital at the Fifth International Meeting on Replicating Oncolytic Virus Therapeutics held in Banff, Alberta. Twenty-four patients were treated in the trial, with 17 evaluable for response. Fifteen of the 17 evaluable patients experienced SD or better, including five patients who experienced minor and partial responses, giving a clinical benefit rate of 88%.

Clinical Trials – Commencement of Patient Enrollment

U.S. Phase II Combination REOLYSIN® Paclitaxel and Carboplatin Clinical Trial for Non-Small Cell Lung Cancer

In March 2009, we commenced patient enrolment in our Phase II clinical trial using intravenous administration of REOLYSIN® in combination with paclitaxel and carboplatin in patients with non-small cell lung cancer (NSCLC) with K-RAS or EGFR-activated tumours. The Principal Investigator is Dr. Miguel Villalona-Calero, Professor, Division of Hematology/Oncology and Department of Internal Medicine and Pharmacology at The Ohio State University Comprehensive Cancer Center.

This trial is a single arm, single-stage, open-label, Phase II study of REOLYSIN® given intravenously with paclitaxel and carboplatin every 3 weeks. Patients will receive four to six cycles of paclitaxel and carboplatin in conjunction with REOLYSIN®, at which time REOLYSIN® may be continued as a monotherapy. It is anticipated that up to 36 patients will be treated in this trial.

Eligible patients include those with metastatic or recurrent NSCLC with K-RAS or EGFR-activated tumours, who have not received chemotherapy treatment for their metastatic or recurrent disease. Patients must have demonstrated mutations in K-RAS or EGFR, or EGFR gene amplification in their tumours (metastatic or primary) in order to qualify for the trial.

U.K. Transitional Clinical Trial for Metastatic Colorectal Cancer

In January 2009, patient enrolment began in a U.K. translational clinical trial investigating intravenous administration of REOLYSIN® in patients with metastatic colorectal cancer prior to surgical resection of liver metastases sponsored by the University of Leeds. The principal investigator is Professor Alan Melcher of St. James’s University Hospital.

This is an open-label, non-randomized, single centre study of REOLYSIN® given intravenously to patients for five consecutive days in advance of their scheduled operations to remove colorectal cancer deposits metastatic to the liver. Patients will comprise two groups receiving REOLYSIN®, either at an early (21 to 10 days) or late time point (less than 10 days) before surgical resection. After surgery, the tumour and surrounding liver tissue will be assessed for viral status and anti-tumour effects.

The primary objectives of the trial are to assess the presence, replication and anti-cancer effects of reovirus within liver metastases after intravenous administration of REOLYSIN® by examination of the resected tumour. Secondary objectives include assessing the anti-tumour activity and safety profile of REOLYSIN®, and monitoring the humoral and cellular immune response to REOLYSIN®.

Eligible patients include those with histologically proven colorectal cancer, planned for potentially curative surgical resection of liver metastases. Up to 20 patients will receive one cycle of treatment in this trial, with approximately 10 in each of the early and late virus groups.

The University of Leeds is supporting the costs of the trial, while we will provide REOLYSIN®.

Clinical Trials – Clinical Collaboration

In February 2009, we entered into a broad clinical collaboration involving up to five, open-label, Phase II studies exploring the use of REOLYSIN® in combination with chemotherapy for various cancer indications with the CTRC. These indications are expected to include melanoma, pancreatic cancer, squamous cell lung, liver and K-RAS mutated colorectal cancers in combination with standard chemotherapeutics. This research program is in addition to Phase II trials in sarcoma and refractory head & neck cancers, sponsored by us that are currently underway at this site. The CTRC will support the costs of the trials while we will provide REOLYSIN®.

In September 2009, the first clinical trial under this clinical collaboration commenced patient enrollment. This trial is a U.S. Phase II clinical trial using intravenous administration of REOLYSIN® in combination with paclitaxel and carboplatin in patients with metastatic melanoma. The Principal Investigator is Dr. Devalingam Mahalingam, M.D., Ph.D., MRCP(UK), MRCP(I), clinical investigator in GI/thoracic oncology and drug development at the CTRC.

The trial is a single arm, open-label, Phase 2 study of REOLYSIN® given intravenously with paclitaxel and carboplatin every three weeks. It is anticipated that up to 43 patients will be treated in the study. Eligible patients include those with metastatic, malignant melanoma who have failed one or more prior therapies, or those who are not considered to be a candidate for standard, first-line treatment.

The primary objective is to measure the objective response rate (PR + CR) to the treatment combination. The secondary objectives are to assess progression-free survival and overall survival for the treatment regimen in the study population, to assess disease control rate and duration in the study population, and to assess the safety and tolerability of the combination treatment.

Pre-Clinical and Collaborative Program

Publications

During 2009, the following articles were published:

Title	Senior Author	Publication	Description/Conclusion
Synergistic Effects of Oncolytic Reovirus and Cisplatin Chemotherapy in Murine Malignant Melanoma	Prof. Hardev Pandha	Clinical Cancer Research (online issue September 22, 2009)

The research demonstrated that the innate cancer killing activity of reovirus can be enhanced with a variety of commonly available therapeutic agents in models of malignant melanoma. Further, this work demonstrated that the combination of reovirus with cisplatin had the ability to nearly abrogate the production of inflammatory cytokines by the tumor cells, which is believed to augment virus replication in the tumor and improve its anti-cancer activity.

Synergistic Antitumor Activity of Oncolytic Reovirus and Chemotherapeutic Agents in Non-Small Cell Lung Cancer Cells	Dr. Shizuko Sei	Molecular Cancer (online issue July 14, 2009)

The investigators examined in vitro combination effects of reovirus alone and in combination with cisplatin, gemcitabine or vinblastine. When reovirus was used alone, it demonstrated significant cytolytic activity in 7 of 9 NSCLC cell lines examined. The combinations demonstrated strong synergistic effects on cell killing. The combination of reovirus and paclitaxel was invariably synergistic in all cell lines tested, regardless of their level of sensitivity to either agent.

The investigators concluded that the oncolytic activity of reovirus can be potentiated by taxanes and other chemotherapeutic agents, and that the reovirus-taxane combination most effectively achieves synergy through accelerated apoptosis triggered by prolonged mitotic arrest.

Presentations

During 2009, the following presentations were made:

Title	Presenter	Location	Description/Conclusion

Anti-Tumor Activity of Reovirus is Synergistically Enhanced in Combination with Temozolomide and Low Dose Irradiation in Primary Patient Glioma Xenografts Resistant to Treatment with Either Therapy Alone

	Dr. Jacqueline Parker	28th American Society for Virology Annual Meeting in Vancouver, British Columbia

The poster covered preclinical work using reovirus in combination with low dose irradiation (IR) and temozolomide (TMZ). A panel of glioma cell lines and primary patient glioma explant cells were tested for susceptibility to reovirus, IR, TMZ, or a combination of these therapies in vitro. The combination index analyses revealed moderate to strong synergy in primary patient glioma cells treated with reovirus plus IR and TMZ in vitro. This effect was also seen in vivo in flank tumor xenografts from primary patient tumors resistant to reovirus therapy alone.

The investigators concluded that the data supports the use of reovirus in combination with standard radiation and chemotherapies for the treatment of malignant glioma in humans.

Combination of Oncolytic Reovirus and Rapamycin in a B16.F10 Mouse Melanoma Model	Prof. Hardev Pandha	Fifth International Meeting on Replicating Oncolytic Virus Therapeutics in Banff, Alberta

The investigators examined the in vitro and in vivo oncolytic activity of reovirus against the mouse melanoma cell line B16.F10 in combination with the mTOR inhibitor rapamycin. The investigators concluded that in vitro synergy between rapamycin and reovirus is only seen when rapamycin is administered after reovirus, and that simultaneous administration of rapamycin and reovirus decreases apoptotic cell death and viral replication.

However, unlike the in vitro observations, the combination of rapamycin and reovirus is synergistic in vivo. Further sequencing is being assessed to enhance this effect.

Immune-Mediated Anti-Tumor Activity of Reovirus is Independent of Direct Viral Oncolysis and Replication	Professor Alan Melcher	Fifth International Meeting on Replicating Oncolytic Virus Therapeutics in Banff, Alberta	The investigators concluded that the immune response is critical to reovirus tumor therapy and is of direct translational relevance to fulfilling the potential of this novel anti-cancer agent.

Manufacturing and Process Development

During 2009, we continued to increase the scale of our manufacturing process by successfully completing two 100-litre production runs of REOLYSIN® under cGMP conditions. As well, in conjunction with the National Research Council Biotechnology Research Institute of Montreal and Lyophilization Technology, Inc. of Ivyland, Pennsylvania we successfully completed our lyophilization (freeze-drying) formulation development program for REOLYSIN®.

Intellectual Property

In 2009, three U.S. patents were issued. We have been issued over 200 patents including 33 U.S. and 11 Canadian patents as well as issuances in other jurisdictions. We also have over 180 patent applications filed in the U.S., Canada and other jurisdictions.

Financing Activity

During 2009, we received cash inflow from financing activities of $37 million as follows:

Acquisition of Inactive Private Company

In April 2009, we completed the acquisition of an inactive private company. The cash available from the private company, at the time of closing, was $2.13 million and we issued 1,875,121 common shares in our capital based on a previously determined exchange ratio of $1.69. Net proceeds from this acquisition were $1.8 million.

Public Offerings

In May 2009, we closed a public offering whereby we issued 3,450,000 units at $2.00 per unit for gross proceeds of $6.9 million. Each unit consisted of one common share and one common share purchase warrant. Each common share purchase warrant entitles the holder to purchase one common share at an exercise price of $2.40 per share for a three year period, subject to an acceleration of the expiry date in certain circumstances. Net cash proceeds from this public offering were $5.9 million.

In November 2009, we closed a public offering whereby we issued 4,887,500 units at US$3.00 per unit for gross proceeds of US$14,662,500. Each unit consisted of one common share and 0.40 of one common share purchase warrant. Each whole common share purchase warrant entitles the holder to purchase one common share at an exercise price of US$3.50 per share for a five year period subject to an acceleration of the expiry date in certain circumstances. Net cash proceeds from this public offering were $13.9 million.

Warrants

During 2009, and in conjunction with the terms of our warrant indentures, we accelerated the expiry date of our warrants issued in December 2008, with an exercise price of $1.80, and the expiry date of our warrants issued in May 2009, with an exercise price of $2.40. We received proceeds of $5.8 million from the exercise of our $1.80 warrants and $9.1 million from the exercise of our $2.40 warrants.

Financial Impact

We estimated at the beginning of 2009, and in conjunction with our available cash resources, that our cash requirements to fund our base level of activity for 2009 would be approximately $11,000,000. During the second quarter of 2009, we raised an additional $8.3 million through our financing activities. As a result, we re-evaluated and expanded our planned research and development to include additional clinical and manufacturing activities. Additional clinical activities included increasing patient enrollment in certain clinical trials and increasing related clinical trial support costs. Additional manufacturing activities include the 100-litre production run that was completed in the second quarter of 2009, the requisite fill, label, and packaging of our 100-litre run and expanded process validation studies. The cost of this additional activity for 2009 was approximately $4.0 million. We also reduced our accounts payable and accrued liabilities balance by $0.3 million when compared to the end of 2008. As a result, our combined cash used in operating activities 2009 was $16.1 million (see “Liquidity and Capital Resources”).

Our cash usage in our operating activities for 2009 was in line with our revised expectations. Our net loss for the year was $16,231,249.

Cash Resources

We exited 2009 with cash resources totaling $34,128,876 (see “Liquidity and Capital Resources”).

REOLYSIN(r) DEVELOPMENT FOR 2010

Our planned development activity for REOLYSIN® in 2010 is made up of clinical, manufacturing, intellectual property and collaboration programs. Our 2010 clinical program includes the commencement of patient enrollment in our Phase III clinical trial examining REOLYSIN® in combination with paclitaxel and carboplatin in patients with platinum-refractory head and neck cancers along with completion of

Stage 1 of this trial (approximately 80 patients). As well, we expect to complete our non-small cell lung cancer trial and support those clinical trials that are sponsored by CTRC, Leeds and the NCI.

Our 2010 manufacturing program includes two 100-litre production runs along with the related fill, labeling, packaging and shipping of REOLYSIN® to the various clinical sites as required, and performing smaller process development studies examining formulation, stability and additional scale up. Our intellectual property program includes filings for additional patents along with monitoring activities required to protect our patent portfolio. Finally, our 2010 collaboration program will finish the studies in place at the end of 2009 and contemplates the addition of future studies that may be required.

We estimate that the cash requirements to fund our operations for 2010 will be approximately $24,000,000 (see “Liquidity and Capital Resources”).

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

In preparing our financial statements, we are required to make certain estimates, judgments and assumptions that we believe are reasonable based upon the information available. These estimates and assumptions affect the reported amounts of assets at the date of the financial statements and the reported amounts of expenses during the periods presented. Significant estimates are used for, but not limited to, the treatment of our research and development expenditures, the assessment of realizable value of long-lived assets, the amortization period of intellectual property and the calculation of stock based compensation.

The significant accounting policies which we believe are the most critical to aid in fully understanding and evaluating our reported financial results include the following:

Research and Development

We account for our research and development activity in conjunction with the Canadian Institute of Chartered Accountants’ (the “CICA”) Handbook Section 3064 “Goodwill and Intangible Assets” (“Section 3064”) and expense all of our research and development costs as incurred. Under Section 3064, development costs should only be capitalized if all the criteria below are met:

1.	The technical feasibility of completing the intangible asset so that it will be available for use or sale.
2.	Our intention to complete the intangible asset and use or sell it.
3.	Our ability to use or sell the intangible asset.
4.

How the intangible asset will generate probable future economic benefits. Among other things, we are able to demonstrate the existence of a market for the output of the intangible asset or the intangible asset itself or, if it is to be used internally, the usefulness of the intangible asset.

5.	The availability of adequate technical, financial and other resources to complete the development and to use or sell the intangible asset.
6.	Our ability to measure reliably the expenditure attributable to the intangible asset during its development.

We believe that we do not meet all of the above criteria and for this reason, our research and development costs are expensed and not capitalized.

We will monitor our progress against these criteria and will capitalize our development costs once we can conclude we meet the above criteria.

Future Accounting Changes

International Financial Reporting Standards

The Canadian Institute of Chartered Accountants’ Standards Board announced that Canadian publicly accountable enterprises are required to adopt IFRS, as issued by the International Accounting Standards Board (IASB), effective January 1, 2011.

We have commenced the process to transition from current Canadian GAAP (“GAAP”) to IFRS. Our transition plan, which in certain cases will be in process concurrently as IFRS is applied, includes the following three phases:

•

Scoping and diagnostic phase — This phase involves performing a high-level diagnostic assessment to identify key areas that may be impacted by the transition to IFRS. As a result of the diagnostic assessment, the potentially affected areas are ranked as high, medium or low priority. This phase was finalized in 2008.

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Impact analysis, evaluation and design phase — In this phase, each area identified from the scoping and diagnostic phase will be addressed in order of descending priority. This phase involves specification of changes required to existing accounting policies, information systems and business processes, together with an analysis of policy alternatives allowed under IFRS.

•

Implementation and review phase — This phase includes execution of changes to information systems and business processes, completing formal authorization processes to approve recommended accounting policy changes and training. At the end of the implementation and review phase we will be able to compile financial statements compliant with IFRS.

In 2009, we performed our impact analysis with respect to IFRS 1 “First Time Adoption of International Financial Reporting Standards”, analyzed other known GAAP to IFRS differences and commenced the preparation of our IFRS accounting policies.

IFRS 1 “First Time Adoption of International Financial Reporting Standards”

Upon review of IFRS 1, and as at December 31, 2009, we expect to utilize the exemption relating to investments in subsidiaries, jointly controlled entities and associates. We may also wish to utilize the exemption relating to cumulative translation differences if it is applicable upon adoption. We do not expect there to be a significant impact on our financial statements as a result of using these exemptions. As well, based on the transactions we have incurred to date and our specific facts, we believe it will not be necessary to utilize the other exemptions made available by IFRS 1. As we move towards actual implementation and reporting under IFRS, we will continue to monitor our transactions and make use of any exemptions that are determined to benefit Oncolytics.

Other GAAP to IFRS Differences

Functional Currency

There are differences in the determination of an entity’s functional currency between GAAP and IFRS. We are reviewing the facts of each of the entities within our corporate structure and we expect that our functional currencies should not change.

Foreign Currency Translation

The foreign currency translation of our subsidiaries may differ under IFRS compared to GAAP. This is dependent on our conclusion relating to the functional currency of each of our subsidiaries. We expect the impact of this difference to be insignificant. Income Taxes

The IFRS standard, IAS 12 “Income Taxes” continues to be under review and it is expected to change before 2011. We expect that, regardless of the results of the review, there will be differences between IFRS and GAAP, but will depend on the final standard. The potential impact is not expected to impact our balance sheet or income statement, but will impact our valuation allowance within our income tax disclosure.

Treatment of Warrants with an Exercise Price Denominated in a Foreign Currency

There is a difference between GAAP and IFRS on the treatment of warrants with an exercise price denominated in a currency other than the entity’s functional currency. Currently, IFRS would require accounting for these warrants as a liability measured at fair value with changes in fair value recorded in the consolidated statement of loss. GAAP requires these warrants to be accounted for as an equity instrument. The current impact on our consolidated financial statements would be to increase our liabilities and decrease our equity by $1.0 million.

Fair Presentation

Stock Based Compensation

As required by the fair value based method for measuring stock based compensation, we have chosen to use the Black Scholes Option Pricing Model (“Black Scholes” or the “Model”) to calculate the fair value of our options. Though there are other models available to calculate the option values (for example, the binomial model), Black Scholes is currently widely used and accepted by other publicly traded companies. Therefore, we have concluded that Black Scholes is the appropriate option pricing model to use for our stock options at this time.

Black Scholes uses inputs in its calculation of fair value that require us to make certain estimates and assumptions. For 2009, we used the following weighted average assumptions:

2009

Risk-free interest rate	1.21%
Expected hold period to exercise	3.0 years
Volatility in the price of the our shares	57%
Dividend yield	Zero

A change in these estimates and assumptions will impact the value calculated by the Model. For instance, the volatility in the price of our shares is based on the quoted trading price. We assume that weekly trading prices best reflect our trading price volatility. However, an entity can choose between daily, weekly, or monthly trading prices in the volatility calculation.

The Model also uses an expected hold period to exercise in its calculation of fair value. When we are estimating the expected hold period to exercise we take into consideration past history, the current trading price and volatility of our common shares and have concluded that 3.0 years is an appropriate estimate. However, our options have a 10-year life and given the fluctuations in our stock price the expected hold period could be different.

Consequently, in complying with GAAP and selecting what we believe are the most appropriate assumptions under the circumstances, we have recorded non-cash employee stock based compensation expense for the year of $424,273. However, given the above discussion, this expense could have been different and still be in accordance with GAAP.

Warrant Values

Since inception, we have raised cash through the issue of units and the exercise of warrants and options. Each issued unit has consisted of one common share and portion of one common share purchase warrant with each whole warrant exercisable at a specified price for one additional common share for up to 60 months from the issue date. GAAP requires that when recording the issued units, a value should be ascribed to each component of the units based on the component’s fair value. The fair value of our common shares is established based on trading on stock exchanges in Canada and the U.S. However, as the warrants do not trade on an exchange, the Black Scholes Option Pricing Model has been used to determine the fair value of the warrants. In the event that the total calculated value of each individual component is greater than the price paid for the unit, the value of each component is reduced on a relative basis until the total is equal to the unit’s issue price.

For reasons discussed above under “Stock Based Compensation”, the Model can produce a range of calculated values for our warrants.

SELECTED ANNUAL INFORMATION

	2009 $	2008 $	2007 $
Revenue	—	—	—
Net loss(2)	16,231,249	17,550,204	15,950,426
Basic and diluted loss per share(2), (3)	0.33	0.42	0.39
Total assets (1), (3)	35,593,391	13,987,195	26,297,567
Cash dividends declared per share(4)	Nil	Nil	Nil

Notes:

(1)	Subsequent to the acquisition of Oncolytics Biotech Inc. by SYNSORB in April 1999, we applied push down accounting.
(2)	Included in net loss and net loss per share is stock based compensation expense of $424,273 (2008 – $64,039; 2007 – $539,156).
(3)

We issued 17,719,211 common shares for net cash proceeds of $37,052,900 in 2009 (2008 – 2,650,000 common shares for net cash proceeds of $3,421,309; 2007 – 4,660,000 common shares for net cash proceeds of $12,114,394).

(4)	We have not declared or paid any dividends since incorporation.

RESULTS OF OPERATIONS

Net loss for the year ended December 31, 2009 was $16,231,249 compared to $17,550,204 and $15,950,426 for 2008 and 2007, respectively.

Research and Development Expenses (“R&D”)

	2009 $	2008 $	2007 $
Clinical trial expenses	3,766,234	5,797,085	3,897,235
Manufacturing and related process development expenses	3,720,251	3,062,951	4,325,271
Intellectual property expenses	968,849	1,244,388	1,070,655
Pre-clinical trial expenses and collaborations	509,600	687,679	822,891
Quebec scientific research and experimental development refund	—	(75,833)	(56,562)
Other R&D expenses	2,641,580	2,635,605	2,326,253
Research and development expenses	11,606,514	13,351,875	12,385,743

Clinical Trial Expenses

Clinical trial expenses include those costs associated with our clinical trial program in the U.S. and the U.K. as well as those incurred in the preparation of commencing other clinical trials. Included in clinical trial expenses are direct patient enrollment costs, contract research organization (“CRO”) expenses, clinical trial site selection and initiation costs, data management expenses and other costs associated with our clinical trial program.

	2009 $	2008 $	2007 $
Clinical trial expenses	3,766,234	5,797,085	3,897,235

Our clinical trial expenses in 2009 were $3,766,234 compared to $5,797,085 and $3,897,235 in 2008 and 2007, respectively.

During 2009, we continued to complete patient enrollment and re-treatments in our Oncolytics’ sponsored clinical trials and exited 2009 with four enrolling trials compared to nine enrolling trials at the end of 2008. As well, we incurred grant costs in 2009 associated with our clinical trial research collaboration with the CTRC that were not incurred during 2008.

We exited 2009 with a clinical trial program that included eight clinical trials, either underway or approved to commence, of which four are sponsored by Oncolytics and the remainder being sponsored by the NCI, CTRC or Leeds.

In 2008, our clinical trial program expanded from eight active clinical trials at the beginning of the year to 12 clinical trials by the end of 2008 of which two are sponsored by the NCI. Of the ten clinical trials being conducted by us, nine trials were actively enrolling patients throughout 2008 compared to seven actively enrolling trials in 2007. As well, the patients enrolled in our Phase II clinical trials and those enrolled at the top dose of the dose escalation component of our Phase I trials received more re-treatments in 2008 compared to 2007.

In 2007, we incurred direct patient costs in our seven ongoing clinical trials and completed patient enrollment in our Phase Ia/Ib REOLYSIN®/radiation clinical trial. As well, we incurred clinical site start up costs for our four co-therapy trials in the U.K. and our Phase II sarcoma clinical trial in the U.S.

We expect our clinical trial expenses to increase in 2010 compared to 2009. We expect to commence enrollment in our Phase III clinical trial examining REOLYSIN® in combination with paclitaxel and carboplatin in patients with platinum-refractory head and neck cancers along with completion of stage one of this trial (approximately 80 patients). As well, we expect to complete our non-small cell lung cancer trial and support those clinical trials that are sponsored by CTRC, Leeds and the NCI.

Manufacturing & Related Process Development Expenses (“M&P”)

M&P expenses include product manufacturing expenses and process development. Product manufacturing expenses include third party direct manufacturing costs, quality control testing, fill and packaging costs. Process development expenses include costs associated with studies that examine components of our manufacturing process looking for improvements and costs associated with the creation and testing of our master and working viral and cell banks.

	2009 $	2008 $	2007 $
Product manufacturing expenses	3,367,631	2,774,747	3,113,832
Technology transfer expenses	—	—	388,673
Process development expenses	352,620	288,204	822,766
Manufacturing and related process development expenses	3,720,251	3,062,951	4,325,271

Our M&P expenses for 2009 were $3,720,251 compared to $3,062,951 and $4,325,271 for 2008 and 2007, respectively.

During 2009, we completed the production and fill of our first cGMP 100-litre production run and completed the bulk production of a second cGMP 100-litre production run towards the end of the year. We also incurred costs associated with the fill, labeling, and packaging of the product from our 40-litre runs from 2008 for shipment to our clinical sites.

During 2008, we transferred and completed two 40-litre cGMP production runs of REOLYSIN® that are being used to supply our clinical trial program. As well, we incurred costs associated with the fill, packaging, and shipping of these production runs. In 2007, we completed and packaged the production runs that had commenced at the end of 2006 and initiated additional production runs to manufacture REOLYSIN® at the 20-litre scale. We also incurred technology transfer costs towards the end of 2007 related to the transfer of our 40-litre production process to a second cGMP manufacturer located in the U.S.

Our process development activity in 2009 was focused on developing a lyophilization formulation plan which was completed in the second quarter of 2009 and we commenced validation studies that are anticipated to be part of our path to registration. In 2008, we continued to examine further scale up to the 100-litre level, lyophilization and process validation studies. We completed our 100-litre scale up studies towards the end of 2008. Our main process development focus in 2007 centered on the scale up of our production process, which included scale up studies at 40-litre and 100-litre levels.

We expect our M&P expenses for 2010 to increase compared to 2009. We expect to complete multiple 100-litre cGMP production runs including fill and finish activities in 2010. We also expect to perform a number of small scale process development studies focusing on formulation, process validation, stability and scale up.

Intellectual Property Expenses

Intellectual property expenses include legal and filing fees associated with our patent portfolio.

	2009 $	2008 $	2007 $
Intellectual property expenses	968,849	1,244,388	1,070,655

Our intellectual property expenses for 2009 were $968,849 compared to $1,244,388 and $1,070,655 for 2008 and 2007, respectively. The change in intellectual property expenditures reflects the timing of filing costs associated with our portfolio of patents and a change in the geographic focus of our worldwide patent filing strategy. At the yearend, we had been issued over 200 patents including 33 U.S. and 11 Canadian patents as well as issuances in other jurisdictions. We also have over 180 patent applications filed in the U.S., Canada and other jurisdictions.

Pre-Clinical Trial and Research Collaboration Expenses

Pre-clinical trial expenses include toxicology studies and are incurred by us in support of expanding our clinical trial program into other indications, drug combinations and jurisdictions. Research collaborations are intended to expand our intellectual property related to reovirus and identify potential licensing opportunities arising from our technology base.

	2009 $	2008 $	2007 $
Pre-clinical trial expenses and research collaborations	509,600	687,679	822,891

In 2009, our pre-clinical expenses and research collaborations expenses were $509,600 compared to $687,679 and $822,891 in 2008 and 2007, respectively. Our research collaboration activity in 2009 continued to focus on the interaction of the immune system and the reovirus and the use of the reovirus as a co-therapy with existing chemotherapeutics and radiation. In 2009, we completed the collaborative agreements we had entered into in 2008 and we continued to be selective in the types of new collaborations we entered into throughout the year. Over the last three years we have seen a decline in these expenses as we have entered into fewer collaborative agreements each year.

We expect that pre-clinical trial expenses and research collaborations in 2010 will remain consistent with 2009. We expect to complete our ongoing collaborative program carried over from 2009 and will continue to be selective in the types of new collaborations we enter into in 2010.

Other Research and Development Expenses

Other R&D expenses include compensation expenses for employees (excluding stock based compensation), consultant fees, travel and other miscellaneous R&D expenses.

	2009 $	2008 $	2007 $
R&D consulting fees	279,321	197,773	241,811
R&D salaries and benefits	2,097,501	1,926,148	1,713,849
Other R&D expenses	264,758	511,684	370,593
Other research and development expenses	2,641,580	2,635,605	2,326,253

In 2009, our Other R&D expenses were $2,641,580 compared to $2,635,605 and $2,326,253 for 2008 and 2007, respectively. During 2009, the increase in R&D salaries and benefit cost was a result of yearend bonuses that were not paid in 2008. In 2008, the increase in our R&D salaries and benefits costs was a result of increases in staff and salary levels for 2008 compared to 2007. Our Other R&D expenses in 2009 decreased compared to 2008 as there was less travel activity in 2009 associated with supporting our clinical trials, in the U.S. and the U.K. and fewer conferences, symposiums and meetings were attended in 2009 compared to 2008.

In 2010, we expect that our Other R&D expenses will remain consistent with 2009.

Operating Expenses

	2009 $	2008 $	2007 $
Public company related expenses	2,423,161	3,099,583	2,578,100
Office expenses	1,359,346	1,211,992	1,248,095
Operating expenses	3,782,507	4,311,575	3,826,195

Public company related expenses include costs associated with investor relations and business development activities, legal and accounting fees, corporate insurance, and transfer agent and other fees relating to our U.S. and Canadian stock listings. In 2009, we incurred public company related expenses of $2,423,161 compared to $3,099,583 and $2,578,100 for 2008 and 2007, respectively. During 2009, our investor relations consulting, transfer agent and listing fees, and related travel costs decreased. As well, we did not incur the professional fees associated with the expansion of our corporate structure that were incurred in 2008.

Office expenses include compensation costs (excluding stock based compensation), office rent, and other office related costs. In 2009, we incurred office expenses of $1,359,346 compared to $1,211,992 and $1,248,095 in 2008 and 2007, respectively. In 2009, we began to incur additional expenses associated with supporting our expanded corporate structure that were not incurred in 2008 or 2007.

Stock Based Compensation

	2009 $	2008 $	2007 $
Stock based compensation	424,273	64,039	539,156

Non-cash stock based compensation recorded for 2009 was $424,273 compared to $64,309 and $539,156 in 2008 and 2007, respectively. Stock based compensation in 2009 related to 332,500 options that were granted along with compensation expense relating to options that vested over the year compared to a grant of 15,500 options and 532,543 options in 2008 and 2007, respectively.

Commitments

As at December 31, 2009, we are committed to payments totaling $650,000 during 2010 for activities related to clinical trial activity and collaborations. All of these committed payments are considered to be part of our normal course of business.

SUMMARY OF QUARTERLY RESULTS

The following unaudited quarterly information is presented in thousands of dollars except for per share amounts:

	2009				2008
	Dec.	Sept.	June	March	Dec.	Sept.	June	March
Revenue	—	—	—	—	—	—	—	—
Net loss (3)	5,245	2,694	4,335	3,958	4,760	4,141	5,255	3,394
Basic and diluted loss per common share(3)		$0.05	$0.09	$0.09	$0.11	$0.09	$0.13	$0.08
Total assets(1), (4)	35,593	10,240	12,755	9,802	13,987	13,542	19,011	22,854
Total cash(2), (4)	34,129	9,655	11,983	9,292	13,277	12,680	17,930	21,963
Total long-term debt	—	—	—	—	—	—	—	—
Cash dividends declared(5)	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil

(1)	Subsequent to the acquisition of Oncolytics Biotech Inc. by SYNSORB in April 1999, we applied push down accounting.
(2)	Included in total cash are cash and cash equivalents plus short-term investments.
(3)

Included in net loss and loss per common share between December 2009 and January 2008 are quarterly stock based compensation expenses of $396,110, $7,982, $8,544, $11,637, $9,084, $17,339, $18,023, and $19,593, respectively.

(4)	We issued 17,524,211 common shares for net cash proceeds of $37,052,900 in 2009 (2008 – 2,650,000 common shares for net cash proceeds of $3,421,309)
(5)	We have not declared or paid any dividends since incorporation.

FOURTH QUARTER

Statement of loss for the three month period ended December 31, 2009 and 2008

	2009 $ (unaudited)	2008 $ (unaudited)
Expenses
Research and development expenses	3,600,282	3,701,280
Operating expenses	1,078,998	1,060,746
Stock based compensation	396,110	9,084
Foreign exchange (gain) loss	137,371	(48,224)
Amortization – intellectual property	—	90,375
Amortization – property and equipment	15,318	13,520
	5,228,079	4,826,781

Interest income	(5,225)	(66,312)
Income taxes	22,000	—

Net loss	5,244,854	4,760,469

Fourth Quarter Review of Operations

For the three month period ended December 31, 2009, our net loss was $5,244,854 compared to $4,760,469 for the three month period ended December 31, 2008.

Research and Development Expenses (“R&D”)

	2009 $ (unaudited)	2008 $ (unaudited)
Clinical trial expenses	805,188	1,644,934
Manufacturing and related process development expenses (“M&P”)	1,599,609	642,308
Intellectual property expenses	201,854	309,635
Pre-clinical trial expenses and research collaborations	185,906	385,810
Other R&D expenses	807,725	718,593
Research and development expenses	3,600,282	3,701,280

Clinical Trial Expenses

	2009 $ (unaudited)	2008 $ (unaudited)
Clinical trial expenses	805,188	1,644,934

Our clinical trial expenses for the fourth quarter of 2009 were $805,188 compared to $1,644,934 for the fourth quarter of 2008. We continued to complete patient enrollment and patient re-treatments in our Phase 2 clinical trial program during the fourth quarter of 2009. At the end of the third quarter of 2009, we had four Oncolytics’ sponsored trials enrolling patients compared to seven clinical trials enrolling patients at the end of the fourth quarter of 2009.

Manufacturing & Related Process Development Expenses (“M&P”)

	2009 $ (unaudited)	2008 $ (unaudited)
Product manufacturing expenses	1,553,558	469,812
Process development expenses	46,051	172,496
Manufacturing and related process development expenses	1,599,609	642,308

During the fourth quarter of 2009, our M&P expenses were $1,599,609 compared to $642,308 for the fourth quarter of 2008. In the fourth quarter of 2009, we completed our second cGMP 100-litre production run and had commenced the fill process. During the fourth quarter of 2008, we were completing the process of filling and testing the 40-litre cGMP production runs that had occurred in 2008.

Our process development activity in the fourth quarter of 2009 focused on optimization and validation studies. In the fourth quarter of 2008, we focused on lyophilization and process validation studies.

Intellectual Property Expenses

	2009 $ (unaudited)	2008 $ (unaudited)
Intellectual property expenses	201,854	309,635

Our intellectual property expenses for the fourth quarter of 2009 were $201,854 compared to $309,635 for the fourth quarter of 2008. The change in intellectual property expenditures reflects the timing of filing costs associated with our patent base and a change in the geographic focus of our worldwide patent filing strategy. At the end of the fourth quarter of 2009, we had been issued over 200 patents including 33 U.S. and 11 Canadian patents as well as issuances in other jurisdictions. We also have over 180 patent applications filed in the U.S., Canada and other jurisdictions.

Pre-Clinical Trial Expenses and Research Collaboration Expenses

	2009 $ (unaudited)	2008 $ (unaudited)
Research collaboration expenses	185,906	372,406
Pre-clinical trial expenses	—	13,404
Pre-clinical trial expenses and research collaborations	185,906	385,810

Our pre-clinical trial expenses and research collaboration costs were $185,906 in the fourth quarter of 2009 compared to $385,810 in the fourth quarter of 2008. During the fourth quarters of 2009 and 2008, our research collaboration activities continued to focus on the interaction of the immune system and the reovirus and the use of the reovirus as a co-therapy with existing chemotherapeutics and radiation. During the fourth quarter of 2009, the number of collaborations decreased compared to the fourth quarter of 2008.

Other Research and Development Expenses

	2009 $ (unaudited)	2008 $ (unaudited)
R&D consulting fees	18,437	74,565
R&D salaries and benefits	711,774	524,219
Quebec scientific research and experimental development refund	—	(75,833)
Other R&D expenses	77,514	195,642
Other research and development expenses	807,725	718,593

Our other research and development expenses were $807,725 in the fourth quarter of 2009 compared to $718,593 in the fourth quarter of 2008. In the fourth quarter of 2009, our R&D salaries and benefits increased as a result of annual bonuses that were paid in 2009, but were not paid in 2008. Also, our Other R&D expenses decreased in the fourth quarter of 2009, as there was less travel related activity compared to the fourth quarter of 2008. In the fourth quarter of 2008, there was an increase in the level of travel activity associated with supporting our clinical trials in the U.S. and the U.K. as well as attending conferences, symposiums and meetings relating to the various presentations that occurred during that period.

Operating Expenses

	2009 $ (unaudited)	2008 $ (unaudited)
Public company related expenses	668,046	757,268
Office expenses	410,952	303,478
Operating expenses	1,078,998	1,060,746

Our operating expenses in the fourth quarter of 2009 were $1,078,998 compared to $1,060,746 for the fourth quarter of 2008. In the fourth quarter of 2009, our public company related expenses declined compared to the fourth quarter of 2009. Specifically, our investor relations activity, transfer agent and listing fees, and related travel costs decreased. As well, in the fourth quarter of 2008, we incurred professional fees associated with the expansion of our corporate structure that were not incurred in the fourth quarter of 2009.

Stock Based Compensation

	2009 $ (unaudited)	2008 $ (unaudited)
Stock based compensation	396,110	9,084

Our non-cash stock based compensation expense recorded in the fourth quarter of 2009 was $396,110 compared to $9,084 in the fourth quarter of 2008. In the fourth quarter of 2009, an additional 332,500 options were granted compared to 15,500 options granted in the fourth quarter of 2008.

LIQUIDITY AND CAPITAL RESOURCES

2009 Financing Activities

During 2009, we received cash inflow from financing activities of $37 million as follows:

Acquisition of Inactive Private Company

In April 2009, we completed the acquisition of an inactive private company. The cash available from the private company, at the time of closing, was $2.13 million and we issued 1,875,121 common shares in our capital based on a previously determined exchange ratio of $1.69. Net proceeds from this acquisition were $1.8 million.

Public Offerings

In May 2009, we closed a public offering whereby we issued 3,450,000 units at $2.00 per unit for gross proceeds of $6.9 million. Each unit consisted of one common share and one common share purchase warrant. Each common share purchase warrant entitled the holder to purchase one common share at an exercise price of $2.40 per share for a three year period, subject to an acceleration of the expiry date in certain circumstances. Net cash proceeds from this public offering were $5.9 million.

In November 2009, we closed a public offering whereby we issued 4,887,500 units at US$3.00 per unit for gross proceeds of US$14,662,500. Each unit consisted of one common share and 0.40 of one common share purchase warrant. Each whole common share purchase warrant entitles the holder to purchase one common share at an exercise price of US$3.50 per share for a five year period subject to an acceleration of the expiry date in certain circumstances. Net cash proceeds from this public offering were $13.9 million.

Exercise of Warrants

$1.80 Warrants

On October 23, 2009, we announced that pursuant to the provision of written notification on September 23, 2009, of the accelerated expiry of our $1.80 warrants issued on December 5, 2008, and those warrants amended on December 18, 2008, we received total proceeds of $5,823,000 from the exercise of these warrants.

$2.40 Warrants

On November 3, 2009, we announced that pursuant to the provision of written notification on October 2, 2009, of the accelerated expiry of our $2.40 warrants issued on May 13, 2009, we had received total proceeds of $9,108,000.

2008 Financing Activities

On December 5, 2008, pursuant to a public offering under our base shelf prospectus, we issued 2,650,000 units for net cash proceeds of $3,421,309. Each unit consisted of one common share and one common share purchase warrant. Each common share purchase warrant entitled the holder to acquire one common share upon payment of $1.80 until December 5, 2011, subject to acceleration of the expiry date under certain circumstances.

On December 18, 2008, we amended the terms of 320,000 previously issued broker warrants for cash consideration of $41,600. The amendments included adjusting the exercise price from $5.65 to $1.80 per warrant and extending the expiry date from December 29, 2008 to December 29, 2009, subject to acceleration of the expiry date in certain circumstances.

Investment Activities

On October 20, 2009, we made an investment in British Canadian Biosciences Corp. (“BCBC”), a privately held biotechnology company specializing in the development of peptides for the treatment of a variety of conditions, including cancer. Oncolytics purchased all of the convertible preferred shares of BCBC in exchange for 200,000 common shares of Oncolytics. At that time, if converted to common shares, Oncolytics would own approximately 10% of the outstanding BCBC common shares. In addition, we obtained a right, under certain circumstances, to purchase the rights to BCBC’s oncology product which is entering Phase II studies for use in solid tumours. The purpose of the transaction is to gain access, at a future date, to a potential new oncology product. Beyond this transaction, we have no commitments for future program support to BCBC. None of our directors, officers, or related parties own shares in or have any commercial interests in BCBC.

Liquidity

As at December 31, 2009 and 2008, we had cash and cash equivalents, short-term investments and working capital positions as follows:

	2009 $	2008 $
Cash and cash equivalents	32,448,939	7,429,895
Short-term investments	1,679,937	5,846,634
Working capital position	31,366,458	9,008,408

The increase in our cash and cash equivalent and short term investment positions reflects the cash usage from our operating activities of $16,063,879 along with the cash provided by financing activities of $37,052,900 for the year ending December 31, 2009.

We desire to maintain adequate cash and short-term investment reserves to support our planned activities which include our clinical trial program, product manufacturing, administrative costs, and our intellectual property expansion and protection. To date, we have funded our operations through the issue of additional capital via public and private offerings and acquisition of a private company.

As a result of our financing activities in 2009, we raised over $37 million to be used to support our clinical trial, manufacturing, intellectual property and collaboration programs. We anticipate that the cost of operations in 2010 will be $24 million.

Despite the anticipated increase in our cash requirements compared to 2009, we continue to manage our research and development plan with the objective of ensuring optimal use of our existing resources. Additional activities continue to be subject to adequate resources and we believe we will have sufficient cash resources to fund our presently planned operations into 2011. Factors that will affect our anticipated cash usage in 2010 and for which additional funding might be required include, but are not limited to, any expansion in our clinical trial program, the timing of patient enrollment in our approved clinical trials, the actual costs incurred to support each clinical trial, the number of treatments each patient will receive, the timing of R&D activity with our clinical trial research collaborations, the number and timing of manufacturing runs required to supply our clinical trial program and the cost of each run, and the level of collaborative activity undertaken.

During 2009, we were able to raise funds through a public offering, the acquisition of a private company and through the exercise of existing warrants and options. As well, we were able to raise funds in December 2008 through a public offering of units. We have no assurances that we will be able to raise funds through the sale of our common shares, consequently, we will continue to evaluate all types of financing arrangements.

We also want to be in a position to evaluate potential financings and be able to accept appropriate financings when available. As a result, we filed a base shelf prospectus on June 16, 2008 which qualified for distribution up to $150,000,000 of common shares, subscription receipts, warrants, debt securities and/or units. Establishing our base shelf provides us with additional flexibility when seeking capital as, under certain circumstances, it shortens the time period to close a financing and is expected to increase the number of potential investors that may be prepared to invest in our company. We were able to take advantage of our base shelf in 2009 with our two public offerings along with the exercise of the related warrants raising approximately $35 million. Our base shelf expires in 2010 and we will renew it accordingly.

Contractual Obligations

We have the following contractual obligations as at December 31, 2009:

Contractual Obligations	Payments Due by Period
	Total $	Less than 1 year $	1 -3 years $	4 – 5 years $	After 5 years $
Alberta Heritage Foundation(1)	150,000	—	—	—	150,000
Capital lease obligations	Nil	—	—	—	—
Operating leases (2)	126,693	89,430	37,263	—	—
Purchase obligations	650,000	650,000	—	—	—
Other long term obligations	Nil	—	—	—	—
Total contractual obligations	926,693	739,430	37,263	—	150,000

Note:

(1)	Our Alberta Heritage Foundation obligation requires repayments upon the realization of sales (see note 7 of our audited 2009 consolidated financial statements).
(2)	Our operating leases are comprised of our office lease and exclude our portion of operating costs.

We intend to fund our capital expenditure requirements and commitments with existing working capital.

Investing Activities

Under our Investment Policy, we are permitted to invest in short-term instruments with a rating no less than R-1 (DBRS) with terms less than two years. Our portfolio consists of guarantee investment certificates. As of December 31, 2009, we had $1.68 million invested under this policy, currently earning interest at an effective rate of 0.17%.

OFF-BALANCE SHEET ARRANGEMENTS

As at December 31, 2009, we had not entered into any off-balance sheet arrangements.

TRANSACTIONS WITH RELATED PARTIES

In 2009 and 2008, we did not enter into any related party transactions.

FINANCIAL INSTRUMENTS AND OTHER INSTRUMENTS

Our financial instruments consist of cash and cash equivalents, short-term investments, investment, accounts receivable, and accounts payable. As at December 31, 2009, there are no significant differences between the carrying values of these amounts and their estimated market values. These financial instruments expose us to the following risks:

Credit risk

Credit risk is the risk of financial loss if a counter-party to a financial instrument fails to meet its contractual obligations. We are exposed to credit risk on our cash and cash equivalents and short-term investments in the event of non-performance by counterparties, but we do not anticipate such non-performance. Our maximum exposure to credit risk at the end of the period is the carrying value of our cash and cash equivalents and short-term investments.

We mitigate our exposure to credit risk by maintaining our primary operating and investment bank accounts with Schedule I banks in Canada. For our foreign domiciled bank accounts, we use referrals or recommendations from our Canadian banks to open foreign bank accounts and these accounts are used solely for the purpose of settling accounts payable or payroll.

We also mitigate our exposure to credit risk by restricting our portfolio to investment grade securities with short-term maturities and by monitoring the credit risk and credit standing of counterparties. Currently, 100% of our short-term investments are in guaranteed investment certificates.

Interest rate risk

Interest rate risk is the risk that future cash flows of a financial instrument will fluctuate because of changes in market interest rates. We are exposed to interest rate risk through our cash and cash equivalents and our portfolio of short-term investments. We mitigate this risk through our investment policy that only allows investment of excess cash resources in investment grade vehicles while matching maturities with our operational requirements.

Fluctuations in market rates of interest do not have a significant impact on our results of operations due to the short term to maturity of the investments held.

Currency risk

Currency risk is the risk that future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. We are exposed to currency risk from the purchase of goods and services primarily in the U.S. and the U.K. The impact of a $0.01 increase in the value of the U.S. dollar against the Canadian dollar would have increased our net loss in 2009 by approximately $63,757. The impact of a $0.01 increase in the value of the British pound against the Canadian dollar would have increased our net loss in 2009 by approximately $17,395.

We mitigate our foreign exchange risk through the purchase of foreign currencies in sufficient amounts to settle our foreign accounts payable.

Balances in foreign currencies at December 31, 2009 are as follows:

	U.S. dollars $	British pounds £
Cash and cash equivalents	13,000,437	316,168
Accounts payable	423,905	486,087
	12,576,532	(169,919)

Liquidity risk

Liquidity risk is the risk that we will encounter difficulty in meeting obligations associated with financial liabilities. We manage liquidity risk through the management of our capital structure as outlined in Note 16 of our audited financial statements. Accounts payable are all due within the current operating period.

RISK FACTORS AFFECTING FUTURE PERFORMANCE

General Risk Factors

Prospects for biotechnology companies in the research and development stage should generally be regarded as speculative. It is not possible to predict, based upon studies in animals, or early studies in humans, whether a new therapeutic will ultimately prove to be safe and effective in humans, or whether necessary and sufficient data can be developed through the clinical trial process to support a successful product application and approval.

If a product is approved for sale, product manufacturing at a commercial scale and significant sales to end users at a commercially reasonable price may not be successful. There can be no assurance that we will generate adequate funds to continue development, or will ever achieve significant revenues or profitable operations. Many factors (e.g. competition, patent protection, appropriate regulatory approvals) can influence the revenue and product profitability potential.

In developing a pharmaceutical product, we rely upon our employees, contractors, consultants and collaborators and other third party relationships, including the ability to obtain appropriate product liability insurance. There can be no assurance that this reliance and these relationships will continue as required.

In addition to developmental and operational considerations, market prices for securities of biotechnology companies generally are volatile, and may or may not move in a manner consistent with the progress being made by Oncolytics.

Our product REOLYSIN®is in the research and development stage and will require further development and testing before they can be marketed commercially.

Prospects for companies in the biotechnology industry generally may be regarded as uncertain given the nature of the industry and, accordingly, investments in biotechnology companies should be regarded as speculative. We are currently in the research and development stage on one product, REOLYSIN®, for human application, the riskiest stage for a company in the biotechnology industry. It is not possible to predict, based upon studies in animals, or early studies in humans, whether REOLYSIN® will prove to be safe and effective in humans. REOLYSIN® will require additional research and development, including extensive clinical testing, before we will be able to obtain the approval of the United States Food and Drug Administration (the “FDA”) or from similar regulatory authorities in other countries to market REOLYSIN® commercially. There can be no assurance that the research and development programs conducted by us will result in REOLYSIN® or any other products becoming commercially viable products, and in the event that any product or products result from the research and development program, it is unlikely they will be commercially available for a number of years.

To achieve profitable operations, we , alone or with others, must successfully develop, introduce and market our products. To obtain regulatory approvals for products being developed for human use, and to achieve commercial success, human clinical trials must demonstrate that the product is safe for human use and that the product shows efficacy. Unsatisfactory results obtained from a particular study relating to a program may cause us to abandon our commitment to that program or the product being tested. No assurances can be provided that any current or future animal or human test, if undertaken, will yield favorable results. If we are unable to establish that REOLYSIN® is a safe, effective treatment for cancer, we may be required to abandon further development of the product and develop a new business strategy.

There are inherent risks in pharmaceutical research and development.

Pharmaceutical research and development is highly speculative and involves a high and significant degree of risk. The marketability of any product developed by us will be affected by numerous factors beyond our control, including:

•	the discovery of unexpected toxicities or lack of sufficient efficacy of products which make them unattractive or unsuitable for human use;
•	preliminary results as seen in animal and/or limited human testing may not be substantiated in larger controlled clinical trials;
•	manufacturing costs or other factors may make manufacturing of products impractical and non-competitive;
•	proprietary rights of third parties or competing products or technologies may preclude commercialization;
•	requisite regulatory approvals for the commercial distribution of products may not be obtained; and
•	other factors may become apparent during the course of research, up-scaling or manufacturing which may result in the discontinuation of research and other critical projects.

Our product under development has never been manufactured on a commercial scale, and there can be no assurance that such products can be manufactured at a cost or in a quantity to render such products commercially viable. Production and utilization of our products may require the development of new manufacturing technologies and expertise. The impact on our business in the event that new manufacturing technologies and expertise are required to be developed is uncertain. There can be no assurance that we will successfully meet any of these technological challenges, or others that may arise in the course of development.

Pharmaceutical products are subject to intense regulatory approval processes.

The regulatory process for pharmaceuticals, which includes preclinical studies and clinical trials of each compound to establish its safety and efficacy, takes many years and requires the expenditure of substantial resources. Moreover, if regulatory approval of a drug is granted, such approval may entail limitations on the indicated uses for which it may be marketed. Failure to comply with applicable regulatory requirements can, among other things, result in suspension of regulatory approvals, product recalls, seizure of products, operating restrictions and criminal prosecution. Further, government policy may change, and additional government regulations may be established that could prevent or delay regulatory approvals for our products. In addition, a marketed drug and its manufacturer are subject to continual review. Later discovery of previously unknown problems with the product or manufacturer may result in restrictions on such product or manufacturer, including withdrawal of the product from the market.

The FDA in the United States and other relevant regulatory authorities may deny approval of a new drug application (“NDA”) or its equivalent in the relevant jurisdiction if required regulatory criteria are not satisfied, or may require additional testing. Product approvals may be withdrawn if compliance with regulatory standards is not maintained or if problems occur after the product reaches the market. The FDA may require further testing and surveillance programs to monitor the pharmaceutical product that has been commercialized. Non-compliance with applicable requirements can result in fines and other judicially imposed sanctions, including product withdrawals, product seizures, injunction actions and criminal prosecutions.

In addition to our own pharmaceuticals, we may supply active pharmaceutical ingredients and advanced pharmaceutical intermediates for use in or with our customers’ other drug products. The final drug products in which the pharmaceutical ingredients and advanced pharmaceutical intermediates are used, however, are subject to regulation for safety and efficacy by the FDA and other jurisdictions, as the case may be. Such products must be approved by such agencies before they can be commercially marketed. The process of obtaining regulatory clearance for marketing is uncertain, costly and time consuming. We cannot predict how long the necessary regulatory approvals will take or whether our customers will ever obtain such approval for their products. To the extent that our customers do not obtain the necessary regulatory approvals for marketing new products, our product sales could be adversely affected.

The FDA and other governmental regulators have increased requirements for drug purity and have increased environmental burdens upon the pharmaceutical industry. Because pharmaceutical drug manufacturing is a highly regulated industry, requiring significant documentation and validation of manufacturing processes and quality control assurance prior to approval of the facility to manufacture a specific drug, there can be considerable transition time between the initiation of a contract to manufacture a product and the actual initiation of manufacture of that product. Any lag time in the initiation of a contract to manufacture product and the actual initiation of manufacture could cause us to lose profits or incur liabilities.

The pharmaceutical regulatory regime in Europe and other countries is, by and large, generally similar to that of Canada and the United States. We could face similar risks in these other jurisdictions, as the risks described above.

Our operations and products may be subject to other government manufacturing and testing regulations.

Securing regulatory approval for the marketing of therapeutics by the FDA in the United States and similar regulatory agencies in other countries is a long and expensive process, which can delay or prevent product development and marketing. Approval to market products may be for limited applications or may not be received at all.

The products anticipated to be manufactured by us will have to comply with the FDA’s current Good Manufacturing Practices (“cGMP”) and other FDA and local government guidelines and regulations, including other international regulatory requirements and guidelines. Additionally, certain of our customers may require the manufacturing facilities contracted by us to adhere to additional manufacturing standards, even if not required by the FDA. Compliance with cGMP regulations requires manufacturers to expend time, money and effort in production, and to maintain precise records and quality control to ensure that the product meets applicable specifications and other requirements. The FDA and other regulatory bodies periodically inspect drug-manufacturing facilities to ensure compliance with applicable cGMP requirements. If the manufacturing facilities contracted by us fail to comply with the cGMP requirements, the facilities may become subject to possible FDA or other regulatory action and manufacturing at the facility could consequently be suspended. We may not be able to contract suitable alternative or back-up manufacturing facilities on terms acceptable to us or at all.

The FDA or other regulatory agencies may also require the submission of any lot of a particular product for inspection. If the lot product fails to meet the FDA requirements, then the FDA could take any of the following actions: (i) restrict the release of the product; (ii) suspend manufacturing of the specific lot of the product; (iii) order a recall of the lot of the product; or (iv) order a seizure of the lot of the product.

We are subject to regulation by governments in many jurisdictions and, if we do not comply with healthcare, drug, manufacturing and environmental regulations, among others, our existing and future operations may be curtailed, and we could be subject to liability.

In addition to the regulatory approval process, we may be subject to regulations under local, provincial, state, federal and foreign law, including requirements regarding occupational health, safety, laboratory practices, environmental protection and hazardous substance control, and may be subject to other present and future local, provincial, state, federal and foreign regulations.

Our products may fail or cause harm, subjecting us to product liability claims, which are uninsured.

The sale and use of our products entail risk of product liability. We currently do not have any product liability insurance. There can be no assurance that we will be able to obtain appropriate levels of product liability insurance prior to any sale of our pharmaceutical products. An inability to obtain insurance on economically feasible terms or to otherwise protect against potential product liability claims could inhibit or prevent the commercialization of products developed by us. The obligation to pay any product liability claim or a recall of a product could have a material adverse effect on our business, financial condition and future prospects.

Our technologies may become obsolete.

The pharmaceutical industry is characterized by rapidly changing markets, technology, emerging industry standards and frequent introduction of new products. The introduction of new products embodying new technologies, including new manufacturing processes, and the emergence of new industry standards may render our products obsolete, less competitive or less marketable. The process of developing our products is extremely complex and requires significant continuing development efforts and third party commitments. Our failure to develop new technologies and products and the obsolescence of existing technologies could adversely affect our business.

We may be unable to anticipate changes in our potential customer requirements that could make our existing technology obsolete. Our success will depend, in part, on our ability to continue to enhance our existing technologies, develop new technology that addresses the increasing sophistication and varied needs of the market, and respond to technological advances and emerging industry standards and practices on a timely and cost-effective basis. The development of our proprietary technology entails significant technical and business risks. We may not be successful in using our new technologies or exploiting the respective niche markets effectively or adapting our businesses to evolving customer or medical requirements or preferences or emerging industry standards.

We have no operating revenues and a history of losses.

To date, we have not generated sufficient revenues to offset our research and development costs and accordingly have not generated positive cash flow or made an operating profit. As of December 31, 2009, we had an accumulated deficit of $118.8 million and we incurred net losses of $16.2 million, $17.6 million, and $16.0 million, for the years ended December 31, 2009, 2008, and 2007, respectively. We anticipate that we will continue to incur significant losses during 2010 and in the foreseeable future. We do not expect to reach profitability at least until after successful and profitable commercialization of one or more of our products. Even if one or more of our products are profitably commercialized, the initial losses incurred by us may never be recovered.

We may need additional financing in the future to fund the research and development of our products and to meet our ongoing capital requirements.

We anticipate that we may need additional financing in the future to fund research and development and to meet our ongoing capital requirements. The amount of future capital requirements will depend on many factors, including continued scientific progress in our drug discovery and development programs, progress in our pre-clinical and clinical evaluation of drug candidates, time and expense associated with filing, prosecuting and enforcing our patent claims and costs associated with obtaining regulatory approvals. In order to meet such capital requirements, we will consider contract fees, collaborative research and development arrangements, and additional public or private financings (including the incurrence of debt and the issuance of additional equity securities) to fund all or a part of particular programs as well as potential partnering or licensing opportunities. There can be no assurance that additional funding will be available or, if available, that it will be available on acceptable terms. If adequate funds are not available on terms favorable to us, we may have to reduce substantially or eliminate expenditures for research and development, testing, production and marketing of our proposed product, or obtain funds through arrangements with corporate partners that require us to relinquish rights to certain of our technologies or product. There can be no assurance that we will be able to raise additional capital if our current capital resources are exhausted.

The cost of director and officer liability insurance may continue to increase substantially or may not be available to us and may affect our ability to retain quality directors and officers.

We carry liability insurance on behalf of our directors and officers. Given a number of large director and officer liability insurance claims in the U.S. equity markets, director and officer liability insurance had until recently become increasingly more expensive with increased restrictions. Consequently, there is no assurance that we will continue to be offered this insurance or be able to obtain adequate coverage. The inability to acquire the appropriate insurance coverage will limit our ability to attract and maintain directors and officers as required to conduct our business.

We incur some of our expenses in foreign currencies and therefore are exposed to foreign currency exchange rate fluctuations.

We incur some of our manufacturing, clinical, collaborative and consulting expenses in foreign currencies, primarily the U.S. dollar and the British pound (“GBP”). We are therefore exposed to foreign currency rate fluctuations. Also, as we expand to other foreign jurisdictions there may be an increase in our foreign exchange exposure.

We earn interest income on our excess cash reserves and are exposed to changes in interest rates.

We invest our excess cash reserves in investment vehicles that provide a rate of return with little risk to principle. As interest rates change the amount of interest income we earn will be directly impacted.

OTHER MD&A REQUIREMENTS

We have 61,549,969 common shares outstanding at March 8, 2010. If all of our warrants (1,955,000) and options (3,929,693) were exercised we would have 67,434,662 common shares outstanding.

Our 2009 Annual Information Form on Form 20-F will be available on www.sedar.com.

Disclosure Controls and Procedures

Evaluation of Disclosure Controls and Procedures:

Our chief executive and financial officers reviewed and evaluated our disclosure controls and procedures. Based on that evaluation, they have concluded that our disclosure controls and procedures are effective in providing them with timely material information relating to the Company.

Management’s Annual Report on Internal Control Over Financial Reporting:

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, and has designed such internal control over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation and fair presentation of financial statements for external purposes in accordance with Canadian generally accepted accounting principles (GAAP), including a reconciliation to U.S. GAAP.

Management, including the Chief Executive Officer and Chief Financial Officer, does not expect that our internal controls and procedures over financial reporting will prevent all error and all fraud. A control system can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within Oncolytics Biotech Inc. have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the control. The design of any system of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving our stated goals under all potential future conditions. Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management has evaluated the design and operation of our internal control over financial reporting as of December 31, 2009, and has concluded that such internal control over financial reporting is effective as of December 31, 2009. There are no material weaknesses that have been identified by management in this regard. This assessment was based on criteria for effective internal control over financial reporting described in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Changes in Internal Controls over Financial Reporting

There were no changes in our internal control over financial reporting that occurred during the last fiscal year that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.